UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-14534

Precision Drilling Corporation

(Exact name of registrant as specified in its charter)

800, 525 - 8 Avenue S.W.
Calgary, Alberta
Canada T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____           Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 29, 2021	PRECISION DRILLING CORPORATION

By: /s/Carey T Ford
Name: Carey T Ford
Title: Senior Vice President and Chief Financial Officer

Exhibit	DESCRIPTION

99.1	6.875% SENIOR NOTES DUE 2029 INDENTURE BETWEEN PRECISION DRILLING CORPORATION, THE BANK OF NEW YORK MELLON, AS U.S. TRUSTEE, AND COMPUTERSHARE TRUST COMPANY OF CANADA, AS CANADIAN TRUSTEE, DATED AS OF JUNE 15, 2021